Exhibit 8.2
7733 Forsyth Boulevard, Twelfth Floor | St. Louis, MO 63105-1814
(314) 889-8000 | Facsimile: (314) 727-7166 | www.pswslaw.com
December 21, 2006
Board of Directors
City Bancorp
4039 S. Kansas Expressway
Springfield, MO 65807
          Re:       Tax Opinion on Merger of BancorpSouth, Inc. and City Bancorp
Dear Directors:
          You have asked us to provide you with our opinion regarding certain material federal income tax consequences of the proposed merger (the “Merger”) of City Bancorp, a Missouri corporation (“City), with and into BancorpSouth, Inc., a Mississippi corporation (“BancorpSouth”), with BancorpSouth as the survivor, as provided in the Agreement and Plan of Merger (the “Merger Agreement”) between City and BancorpSouth dated October 31, 2006. The Merger is further described in and will be in accordance with BancorpSouth’s Securities and Exchange Commission Form S–4 Registration Statement (the “Registration Statement”) filed under the Securities Act of 1933, as amended, which included the Proxy Statement/Prospectus of City and BancorpSouth. This opinion is provided pursuant to the requirements of Item 601(b)(6) of Regulations S-K under the Securities Act of 1933, as amended.
          The Merger is structured, and will be completed, as an exchange by City shareholders of their City voting common stock (the “City Common Stock”) for BancorpSouth voting common stock (“BancorpSouth Common Stock”) and cash. Each share of City Common Stock will be converted into the right to receive either shares of BancorpSouth Common Stock or $34.08 in cash. City shareholders holding more than one share of City Common Stock will have the right to elect a combination of BancorpSouth Common Stock and cash. The provisions of the Merger Agreement are designed to ensure that 50% of the total number of shares of City Common Stock issued and outstanding on the date of the Merger will be converted into the right to receive shares of BancorpSouth Common Stock and the remaining outstanding shares of City Common Stock will be converted to cash.
          The City Common Stock is the only class of stock presently outstanding and will be the only class of capital stock of City outstanding as of the Effective Time. City shareholders will be entitled to exercise their statutory rights of dissent to the Merger and be paid in cash for their City Common Stock in accordance with the provisions of Missouri and Mississippi law. Except as otherwise indicated, capitalized terms used herein have the meanings set forth in the Merger Agreement.
St. Louis       Kansas City       Chicago       New York       Washington, D.C.
Overland Park       Topeka       Edwardsville

Board of Directors
December 21, 2006

          We have acted as tax counsel to City in connection with the Merger. As such, and for purposes of providing this opinion, we have examined and are relying upon, with your consent (and without any independent verification or review thereof), the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (including all schedules and exhibits thereto):
(i)	The Registration Statement, including the Proxy Statement/Prospectus;

(ii)	The Merger Agreement;

(iii)	Certificates provided by officers of City and BancorpSouth; and

(iv)	Such other instruments and documents related to City and BancorpSouth, as we have deemed necessary or appropriate as a basis for the opinion set forth below.
          In addition, in connection with providing this opinion, we have assumed (with your consent and without any independent investigation thereof) that:
          A. Original documents (including signatures) are authentic; documents submitted to us as copies conform to the original documents; and there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof;
          B. The Merger will be consummated pursuant to the Merger Agreement and will be effective under the laws of the States of Missouri and Mississippi and applicable federal and state banking laws;
          C. The City Common Stock is held by the shareholders of City as a capital asset; and
          D. At all relevant times prior to and including the Effective Time, (i) no outstanding indebtedness of City has represented or will represent equity for U.S. federal income tax purposes; and (ii) no outstanding equity of City has represented or will represent indebtedness for U.S. federal income tax purposes.
          Based on the foregoing documents, materials, assumptions and information, and subject to the qualifications and assumptions set forth herein, and if the Merger is consummated in accordance with the provisions of the Merger Agreement (and without any waiver, breach or amendment of any of the provisions thereof), we are of the opinion that:
          1. The Merger will be treated for federal income tax purposes as a reorganization under Code Section 368(a), and
          2. City and BancorpSouth will be parties to the reorganization within the meaning of Code Section 368(b).

Board of Directors
December 21, 2006

          Our opinion set forth above is based on the existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (including Temporary Treasury Regulations) promulgated under the Code, published Revenue Rulings, Revenue Procedures and other announcements of the Internal Revenue Service (the “Service”) and existing court decisions, any of which could be changed at any time. Any such changes might be retroactive with respect to transactions entered into prior to the date of such changes and could significantly modify the opinion set forth above. Nevertheless, we undertake no responsibility to advise you of any subsequent developments in the application, operation or interpretation of the U.S. federal income tax laws.
          As you are aware, no ruling has been or will be requested from the Service concerning the U.S. federal income tax consequences of the Merger. In reviewing this opinion, you should be aware that the opinion set forth above represents our conclusion regarding the application of existing U.S. federal income tax law to the instant transaction. If the facts vary from those relied upon (or if any representation, covenant, warranty or assumption upon which we have relied is inaccurate, incomplete, breached or ineffective), our opinion contained herein could be inapplicable in whole or in part. You should be aware that an opinion of counsel represents only counsel’s best legal judgment, and has no binding effect or official status of any kind, and that no assurance can be given that contrary positions may not be taken by the Service or that a court considering the issues would not hold otherwise.
          This opinion is being delivered to the Board of Directors for use in connection with the Merger and for the purpose of being included as an exhibit to the Registration Statement. This opinion is not to be used, circulated, quoted, or otherwise referred to for any other purpose without our express written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the headings “THE MERGER— Material United States Federal Income Tax Consequences” and “LEGAL MATTERS” in the Proxy Statement/Prospectus. In giving this consent, however, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder.
Very truly yours,
/s/ Polsinelli Shalton Welte Suelthaus PC
POLSINELLI SHALTON WELTE SUELTHAUS PC